Exhibit 4.32
Procedures
regarding the
registration of shareholders in the share register
of
Chubb Limited ("the Company")

with registered office in Zurich, Switzerland

The purpose of these procedures (the "Procedures") for registration of shareholders in the share register of the Company (the "Share Register") is to ensure the Company’s compliance with and implement registration restrictions in article 8 of its articles of association (the "Articles of Association") and to facilitate exercise of shareholder voting rights in light of the Company’s status as a U.S.-listed publicly-traded company.

I Background Considerations

1. The Board of Directors has issued these Procedures in view of the following considerations:

•	No individual or legal entity may control voting rights with respect to 10% or more of the Company’s registered share capital (see article 8(c) and (d) articles of association of the Company).

•	Registered Shares exceeding the limit of 10% shall be entered in the Share Register as shares without voting rights (see article 8(c) and (d) Articles of Association).

•
When a shareholder does not agree to confirm, upon request, that it holds the shares in its own name and its own account, the Board of Directors shall cancel relevant Registered Shares or register them without voting rights, (see article 8(e) Articles of Association). Also, the registration of nominees is subject to disclosure of certain information about beneficial owners (see article 8(f) Articles of Association) (such confirmations and disclosures collectively the "Beneficial Ownership Confirmations").

•	The Board of Directors may in special cases approve exceptions to the above considerations (see article 8(g) Articles of Association).

•
The Company is listed on the New York Stock Exchange. US securities laws provide for extensive disclosure obligations for beneficial owners of 5% or more of the Company's shares. These disclosure obligations enable the Board of Directors to monitor the 10% voting rights limit in the Company's Articles of Association.

•
To the benefit of shareholders and the market for the Company’s stock, services operated by clearing organizations minimize the physical handling of securities certificates and foster efficient securities trading and settlement by effecting transfer of interests by means of computerized book entries. In order to provide such services, the securities subject to the services are transferred to, and held by, nominees of such clearing organizations ("Clearing Nominees") (e.g. Cede & Co. as nominee for DTC, which facilitates the vast majority of our stock market trading).

II Requirements for Registration as Shareholder with Voting Rights

A. Registration in General

2. Pursuant to article 8(a) Articles of Association, the Company shall maintain the Share Register in accordance with article 686 of the Swiss Code of Obligations ("CO"). The Share Register shall be kept either by the Company itself or by a third party acting on behalf of the Company.

3. Nominees may be registered as shareholders with voting rights, consistent with article 8(f) Articles of Association and the exemptions set forth in section B.

4. The following additional requirements are subject to the exemptions set forth in section B:

i)
The entry into the Share Register as shareholder with or without voting rights generally requires that the relevant shareholder duly submits an application when it first acquires Registered Shares ("Initial Application"). Unless revoked or otherwise required by the Board of Directors, the Initial Application will also be valid for subsequent acquisitions of Registered Shares by the same shareholder; and

ii)
The entry in the Share Register of Registered Shares with voting rights requires the approval of the Board of Directors (article 8(b) Articles of Association). Non-recognized acquirers shall be entered in the Share Register as shareholders without voting rights. The corresponding shares shall be considered as not represented at the general meeting of shareholders.

B. Exemptions

B.1 Exemption from Application and Beneficial Ownership Confirmation Requirements

5. In view of the considerations in section I, the Board of Directors:

(i)
directs that all acquirers of shares (the transfer of which have been duly recorded on the books of the Company's transfer agent) shall be registered as shareholders with voting rights without requiring an additional application, provided that the Registered Shares held (or, to the extent known, otherwise controlled) by such acquirers (or, to the extent known, the respective beneficial owners) do not exceed 10% of the registered share capital recorded in the Commercial Register; and

(ii)
exempts applicants that seek registration as shareholders with voting rights from the requirement to declare that they have acquired their Registered Shares in their own name and their own account, unless specifically requested in which case the shareholder shall submit an application with the details set out in article 8(a) Articles of Association.

B.2 Exemption for Clearing Nominees

6. In view of the considerations in section I, the Board of Directors:

(i)
directs that eligible Clearing Nominees are exempted from the registration limits according to articles 8(c) and (d) Articles of Association as well as from the 10% limit required under section B.1 so long as no beneficial owner holding through an eligible Clearing Nominee exceeds the 10% limit as defined. If the Board of Directors has a reasonable basis to believe a beneficial owner holding through such Clearing Nominee exceeds the 10% limit, then it may require the beneficial owner and its nominees (other than the Clearing Nominee) to submit an application with the details set out in article 8(a) Articles of Association and take the actions permitted in article 8(c)-(g);

(ii)
directs that eligible Clearing Nominees shall be registered as shareholders with voting rights with regard to shares acquired in their capacity as Clearing Nominee without being required to file an application for voting rights nor disclose to the Company the names, addresses and share holdings of each person for whom it is holding shares, and further being entitled to rely on the exemptions under section B.1; and

(iii)
determines that Cede & Co., the nominee of the Depository Trust Company, and any successor, is an eligible Clearing Nominee, and authorizes the Company's General Counsel to determine, in his or her discretion, the eligibility of other Clearing Nominees for purposes of this section.

III Share Registrar

7. The share registrar (the "Share Registrar") is responsible for the administration of the Share Register. The Company's transfer agent and Share Registrar shall be Computershare, Inc., or any substitute Share Registrar the Company's General Counsel may appoint from time to time.

IV Monitoring of the Share Register

8. The Company's General Counsel shall ensure that the Company's share register may be accessed from Switzerland any time. The Share Registrar shall inform the Company's General Counsel upon request about the composition of the registered shareholders, and the General Counsel shall inform the Chairman of the Board of Directors of any material changes.

9. If there is reason to believe that declarations of shareholders or nominees registered with voting rights are incomplete, incorrect or altered, the Company's General Counsel shall make necessary inquiries, including with regard to the beneficial owners of the shares, and propose measures to be taken to the Chairman of the Board of Directors.

10. None of the exemptions contained in these Procedures shall limit the rights of the Board of Directors under article 8(e) Articles of Association to subsequently request a shareholder to declare that it has acquired its shares in its own name and their own account, or to reintroduce, generally or on a case-by-case basis, a requirement to declare this before registration, (a) if there is a reasonable basis to believe that an acquirer could acquire more than 10% of the registered share capital (as defined in article 8(c) and (d) Articles of Association) or circumvent the Company's registration restrictions, or (b) if the holdings in the Company's shares cease to be subject to the disclosure requirements under US securities laws or any equivalent regulation. The Company's General Counsel is authorized to determine whether these conditions (a) or (b) apply and to make such requests, or to re-introduce such requirements, on the Board of Director's behalf as the Company's General Counsel may deem advisable.

V Cancellation of Entries in the Share Register

11. As provided in article 686a CO and article 8(g) Articles of Association, the Board of Directors may, after consultation with the person concerned, cancel entries in the Share Register with retroactive effect as of the date of registration if the registration was based on false information, if the acquirer or shareholder upon request does not expressly state that it has acquired or holds the shares in its own name and for its own account (article 8(e) Articles of Association), or the registered shareholder or nominee refuses to make the disclosures according to article 8(f) Articles of Association.

12. The Chairman of the Board of Directors shall be empowered to decide upon the cancellation of a registration of a shareholder (or a re-qualification as shareholder without voting rights) or a nominee.

13. The respective shareholder or nominee shall be informed immediately of the cancellation or change of the registration.

VI Implementation; Amendments
The Company's General Counsel is authorized and commissioned to implement these Procedures and any matters related thereto. The Board of Directors may amend these Procedures at any time, including in particular if the Board of Directors comes to different conclusions with respect to the risks of acquirers violating the thresholds stated in article 8(c) and (d) Articles of Association.
Bermuda

November 17, 2016

/s/ Joseph F. Wayland
Secretary